UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

WBY Entertainment Holdings Ltd. Bo Wan 4th Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing P. R. China +86 186 1027 8093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WBY Entertainment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
4,492,650
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
4,492,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,492,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 30,606,492 Ordinary Shares of the Issuer outstanding as of March 26, as reported in the Registration Statement on F-1 filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bo Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
4,492,650
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
4,492,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,492,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 30,606,492 Ordinary Shares of the Issuer outstanding as of March 26, as reported in the Registration Statement on F-1 filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) jointly filed on May 18, 20201 by WBY Entertainment Holdings Ltd. (“WBY”), a company organized under the laws of the British Virgin Islands, and Bo Wan, a Canadian citizen (each a “Reporting Person”, and, collectively, the “Reporting Persons”), relating to the beneficial ownership of the ordinary shares, with no par value (the “Ordinary Shares”), of Scienjoy Holding Corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by adding the following paragraph immediately after the previous last paragraph:

On March 21, 2021, the board of directors of the Issuer determined that the earnout condition set forth in the Share Exchange Agreement for the year ended December 31, 2020 has been fulfilled, and authorized and approved the issuance of 600,000 Ordinary Shares to WBY. Accordingly, on March 25, 2021, the Issuer issued 600,000 Ordinary Shares to WBY.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D are calculated based on 30,606,492 Ordinary Shares of the Issuer outstanding as of March 26, 2021 (the “Record Date”), as reported in Registration Statement on F-1 filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

(a)	As of the Record Date, WBY directly beneficially owns 4,492,650 Ordinary Shares, representing 14.68% of the issued and outstanding shares of the Issuer.

Bo Wan is the sole shareholder and director of WBY. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Bo Wan may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by WBY.

(b)	Bo Wan, the sole shareholder and director of WBY, may be deemed to share the power to (i) vote or direct to vote the 4,492,650 Ordinary Shares beneficially owned by WBY and (ii) dispose of or direct the disposition of such Ordinary Shares.

Pursuant to the Voting Agreement, (i) as promptly as practicable following the determination that the Issuer qualifies as a Foreign Private Issuer, WBY has agreed to vote to reclassify the Ordinary Shares into class A and class B ordinary shares and convert a certain amount of class A ordinary shares to class B ordinary shares, as described in the Share Exchange Agreement; and (ii) Lavacano and WBY will have the right to designate five (5) persons that the parties to the Voting Agreement must vote in favor of in connection with an election of directors and Oriental will have the right to designate two (2) directors that the parties to the Voting Agreement must vote in favor of in connection with an election of directors.

Pursuant to the Resale Lock-up Agreement between the Issuer (then known as Wealthbridge Acquisition Limited) and WBY dated May 7, 2020, WBY will not, within 365 calendar days from May 7, 2020, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. However, WBY will be allowed to transfer any of the lock-up shares (other than the escrow shares while they are held in the escrow account) under the situations specified in the Resale Lock-up Agreement.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2021

WBY ENTERTAINMENT HOLDINGS LTD.

By:	/s/ Bo Wan
Name:	Bo Wan
Title:	Director
/s/ Bo Wan
Bo Wan